

August 21, 2012

Via Email
Claude Pupkin
Chief Executive Officer
550 Broad Street
Newark, NJ 07102

     Re: Genie Energy Ltd
            Schedule TO-C filed July 19, 2012
            Schedule TO-I filed August 3, 2012
            SEC File No. 5-86466

Dear Mr. Pupkin:

     As you know, we previously issued a comment letter dated August 10, 2012 on the above filings. We continue to await your response. We have the following additional comment:

General

1. Please explain how the proposed exchange offer complies with the Voting Rights Policy contained in Section 313 of the New York Stock Exchange Listed Company Manual. Specifically, please explain how the proposed transaction would not disparately reduce or restrict the voting rights of existing shareholders given the redemption provision of the preferred stock, the amount of the liquidation preference of the preferred stock in relation to the current share price, the availability of dividends for the preferred stock versus the common stock, and the controlling shareholder's indication that he will not tender his common stock for the preferred stock.

     Given the scheduled expiration of the exchange offer on September 5, 2012, please respond to the above comment promptly. Furnish a response letter transmitted via

EDGAR under the label "CORRESP." If you have questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions

cc: Dov T. Schwell, Esq. (via email)